K. Michael Carlton

+1.202.373.6070

michael.carlton@morganlewis.com

January 6, 2025

VIA EDGAR

Ms. Lisa Larkin, Esq.

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nushares ETF Trust
File Nos. 333-212032 and 811-23161

Dear Ms. Larkin:

On behalf of our client, Nushares ETF Trust (the “Trust” or “Registrant”), we are responding to Staff comments we received telephonically on December 10, 2024, related to Post-Effective Amendment No. 101 to the Trust’s registration statement on Form N-1A (Amendment No. 104 to the Trust’s registration statement under the Investment Company Act of 1940) (the “Amendment”). The Amendment was filed with the U.S. Securities and Exchange Commission (“SEC”) on October 23, 2024, for the purpose of registering shares of the Nuveen High Yield Municipal Income ETF and Nuveen Municipal Income ETF (each, a “Fund” and, together, the “Funds”). Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus – All Funds

1.	Comment: Please provide, via correspondence, each Fund’s completed fee table and expense examples. In addition, please add a footnote indicating that “Other Expenses” are based on estimated amounts.

Response: Each Fund’s fee table and expense examples are set forth in Appendix A.

2.	Comment: The Staff notes the inclusion of the following sentence in the first paragraph of each Fund’s principal investment strategy:

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Lisa Larkin, Esq.

January 6, 2025

For tax years beginning after December 31, 2022, income received from the Fund’s municipal bonds may affect the federal corporate alternative minimum tax for certain corporations.

The Staff further notes that similar language appears in each Fund’s description of “Alternative Minimum Tax Risk” and under the headings “Tax Information” and “Taxes and Tax Reporting”. Please explain what this language means and whether this language should appear within the description of each Fund’s strategy.

Response: The Registrant has removed the referenced sentence from each Fund’s principal investment strategy as it relates to certain tax risks, not investment strategies.

3.

Comment: The Staff notes that each type of municipal bond mentioned in the third paragraph of each Fund’s principal investment strategies description has a corresponding principal risk description, except general obligation bonds and revenue bonds. Please either add a stand-alone risk description for each of these two types of municipal bonds or incorporate them into one of the existing risk descriptions.

Response: The Registrant has revised the description of “Municipal Securities Risk” as follows (new disclosure in bold):

Municipal Securities Risk—The values of municipal securities held by the Fund may be adversely affected by local political and economic conditions and developments. Adverse conditions in an industry significant to a local economy could have a correspondingly adverse effect on the financial condition of local issuers. Accordingly, revenue bonds, which may be repaid only from a specific facility or source, are subject to more economic risk than general obligation bonds, which may be repaid from any revenue source. In addition, the amount of public information available about municipal bonds is generally less than for certain corporate equities or bonds, meaning that the investment performance of the Fund may be more dependent on the analytical abilities of the Fund’s sub-adviser than funds that invest in stock or other corporate investments.

4.

Comment: The Staff notes that each Fund’s principal risks appear in alphabetical order. Please consider ordering the risks to prioritize those risks that are most likely to adversely affect the Fund’s net asset value, yield, and/or total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”

Lisa Larkin, Esq.

January 6, 2025

Response: The Registrant has reviewed each Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to each Fund’s principal risks, not overly lengthy or technical, and that the risks the Staff would consider most significant are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Registrant believes that listing the risk disclosures alphabetically allows each Fund to be consistent in its presentation, provides better comparability and eliminates any subjective arguments as to the importance of certain risk disclosures. As such, we respectfully decline your request.

While the Registrant respectfully declines to reorder the Funds’ principal risks, the Registrant notes that the following disclosure is included in the first paragraph under “Principal Risks” in each Fund’s summary section, with similar language included in response to Item 9 of Form N-1A, to help investors understand the importance of reading each risk disclosure regardless of their sequence:

The principal risks of investing in the Fund listed below are presented alphabetically to facilitate your ability to find particular risks and compare them with the risks of other funds. Each risk summarized below is considered a “principal risk” of investing in the Fund, regardless of the order in which it appears.

5.

Comment: The Staff notes that the Funds invest in long-term bonds and their principal investment strategies reference the “maturity” levels of these bonds; however, the “Interest Rate Risk” description provided for each Fund focuses heavily on the “duration” of fixed-income securities. Consider revising the disclosure so that the strategy and risk descriptions are more consistent in their discussion of “maturity” and “duration”.

Response: The Registrant confirms that each Fund “will generally maintain, under normal market conditions, an investment portfolio with an overall weighted average maturity of greater than 10 years.” The Registrant further notes that the Funds define both “maturity” and “duration” and describe their relationship to one another under the “Portfolio Maturity and Effective Duration” heading in the “Portfolio Holdings” section of the Prospectus. In addition, the Registrant has revised the disclosure in the “Interest Rate Risk” description to discuss both the maturity and duration of fixed-income securities as they relate to interest rate changes.

6.

Comment: The Staff notes that the disclosure that follows “Municipal Lease Obligations Risk” describes the related participation interests more than municipal leases in general. Consider whether the heading of this risk should be revised.

Lisa Larkin, Esq.

January 6, 2025

Response: The Registrant continues to believe that the risk description of “Municipal Lease Obligations Risk” adequately describes the risks relating to each Fund’s exposure to municipal leases, and each Fund’s risks from these investments relate more so to “municipal lease obligations” than “participation interests”.

7.

Comment: The Staff notes that the description of “Municipal Bonds” in the “Portfolio Holdings” section of the Prospectus states that each Fund may invest in “refunded bonds”. Please consider whether refunded bonds are part of either Fund’s principal investment strategy and, if so, revise the Fund’s summary section accordingly.

Response: The Registrant confirms that neither Fund intends to invest in refunded bonds as part of its principal investment strategy and neither Fund has added a reference to these types of bonds to its summary section.

8.

Comment: Please describe in plain English what is meant by the term “sinking fund schedule” as set forth in the parenthetical in the second paragraph under the heading “Portfolio Maturity and Effective Duration” in the Prospectus.

Response: The Registrant has deleted the reference to “sinking fund schedule” from the Prospectus.

9.

Comment: The Staff notes that the corresponding Item 9 risk disclosure for the Item 4 “Municipal Lease Obligations Risk” was inadvertently labeled as “Municipal bond market liquidity risk”. Please correct the risk disclosure as needed so that this risk’s name is the same in both Item 4 and Item 9.

Response: The Registrant has made the requested change and re-named this risk as the “Municipal Lease Obligations Risk” in Item 9.

* * * * *

Lisa Larkin, Esq.

January 6, 2025

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070 or John McGuire at (202) 373-6799.

Sincerely,

/s/ K. Michael Carlton

K. Michael Carlton

cc:	W. John McGuire, Esq.
Diana Gonzalez, Esq.

Lisa Larkin, Esq.

January 6, 2025

Appendix A

Nuveen High Yield Municipal Income ETF

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.35%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.35%

1 Other Expenses are estimated for the current fiscal year.

Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all your shares at the end of a period. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The example does not reflect brokerage commissions that you may pay when you purchase and sell Fund shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	$36
3 Years	$113

Nuveen Municipal Income ETF

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.29%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.29%

1 Other Expenses are estimated for the current fiscal year.

Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all your shares at the end of a period. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The example does not reflect brokerage commissions that you may pay when you purchase and sell Fund shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	$30
3 Years	$93